Via Facsimile and U.S. Mail
Mail Stop 6010

February 24, 2009

Matthew J. Hogan
Chief Financial Officer
Durect Corporation
2 Results Way
Cupertino, CA 95014

Re: **Durect Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Form 10-Q for the Quarterly Period Ended September 30, 2008
    File Number: 000-31615

Dear Mr. Hogan:

We have reviewed your January 30, 2009 response to our December 2, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Third-Party Collaborations, page 14

1. We note that you have requested confidential treatment for several of the agreements that are the subject of our comments. While confidential treatment for certain information may have been granted in the past, under the confidential treatment rule, we have the authority to reconsider our action in the future. Please note that we often grant confidential treatment for individual payments but are not willing to grant confidential treatment for aggregate payments under an agreement. Please revise the descriptions of your agreements to include the following information:

    • The Pain Therapeutics agreement – the aggregate potential milestone payments; and

- The Voyager agreement – the aggregate potential milestone payments.

Suppliers, page 18

2. We note your response to comment seven. Please revise the description of your agreements with Eastman and Mallinckrodt to note whether the agreements are subject to exclusivity provisions and minimum purchase requirements.

Customers, page 18

3. We note your response to comment eight and reissue the comment. Please revise your disclosure to identify the three customers that accounted for more than 10% of your net accounts receivable for 2006 and 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Revenue Recognition, page 54

4. Please refer to your response to comment nine. Please revise your disclosure to clarify that returns and credits have not had a material impact on your net income or provide the rollforward as requested. Please confirm that if revenue dilution items do become material in the future, you will disclose the rollforward requested in our original comment letter.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comment four. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant